Organigram Global Accelerates Integration of Sanity Group Under Unified Global Operating Structure
Leadership, operations and market development aligned across a global platform connecting Canada with Germany and other priority international markets
•Sanity Group integration marks the next phase of Organigram’s global growth strategy
•Finn Age Hänsel appointed President, Rest of World & Chief Strategy Officer
•Adrian Frenzel appointed Global Chief Operating Officer
•Tim Emberg to continue as President, Canada
•Organigram’s integrated supply and commercial network will span Canada, Germany, Switzerland, Poland, Czechia, the United Kingdom and Australia
•Sanity contributed approximately CAD$40 million to consolidated net revenue in Organigram’s most recent quarter, representing over 35% of net revenue, and was accretive to Adjusted EBITDA
•Sanity has demonstrated a strong growth trajectory, with quarterly revenue increasing 34% since December 31, 2025 to €25.5 million

TORONTO, Ontario, August 20, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram” or the “Company”) today announced an important milestone in its global growth strategy through the accelerated integration of Sanity Group GmbH (“Sanity”) and the alignment of leadership, operations and market development activities across the combined organization.
To support the combined organization, Organigram has appointed Finn Age Hänsel as President, Rest of World & Chief Strategy Officer, and Adrian Frenzel as Global Chief Operating Officer. To enable the integration, the Company has amended the share purchase agreement governing the Sanity acquisition, which required that Sanity be operated on a standalone basis during a 12-month earnout period. The amendment replaces the original performance-based earnout with a fixed earnout while retaining the original construct that the earnout be payable after the end of the earnout period.
“Since completing the acquisition, our teams have worked exceptionally well together and we have seen firsthand the strength of Sanity’s business and the opportunities across our combined platform,” said James Yamanaka, Chief Executive Officer of Organigram. “That progress, together with our confidence in Sanity’s continued growth trajectory, makes this the right time to take the next step in our integration. Fixing the earnout provides greater clarity and certainty while further strengthening strategic alignment and execution across the organization. With a more integrated global platform, we can build on the momentum already underway, coordinate our capabilities and allocate resources more effectively, to pursue opportunities to drive growth and margin expansion across Canada, Europe and other international markets.”
Building an Integrated International Platform
Sanity is one of the leading players in Germany and provides Organigram with an established commercial platform and regulatory expertise in one of Europe’s largest and fastest-growing medical cannabis markets. The German medical cannabis market was valued at more than €2 billion in 2025, serving approximately 800,000 patients, and is forecasted to exceed €4 billion by 2028.1 With deep European regulatory expertise, Sanity has also established a presence in Switzerland and is strategically expanding into Poland, the U.K. and Czechia.
Organigram has built a strong foundation across cultivation, product innovation, manufacturing, brands and international supply. The Company currently supplies bulk cannabis shipments to Germany, Australia and the U.K. and recently introduced 10 product SKUs in the Australian medical cannabis market.
Bringing these capabilities together under one operating model will allow the Company to better leverage its Canadian production and product capabilities along with Sanity’s European commercial, regulatory and distribution infrastructure. This is expected to provide a stronger foundation to coordinate supply, accelerate product and brand commercialization, and pursue growth opportunities across Germany and other international markets.
Leadership Appointments
Finn Age Hänsel has been appointed President, Rest of World & Chief Strategy Officer of Organigram. In this role, Finn will lead Organigram’s global corporate strategy, international market development and strategic partnerships.  He will also support the continued integration of Organigram’s Canadian and European capabilities and evaluate opportunities to introduce the Company’s brands, products and intellectual property into additional markets.
Finn brings more than 15 years of entrepreneurial and executive experience building and scaling consumer and healthcare businesses. He began his career as a consultant at Boston Consulting Group and later co-founded Sanity in 2018, driving its development into one of Germany´s leading medical cannabis companies, with a portfolio spanning medical
1 1 Sources: Euromonitor, Precedence Research, https://www.precedenceresearch.com/databook/germany-legal-cannabis-market), internal estimates.

cannabis, wellness offerings and adult-use cannabis pilot projects. Previously, he co-founded The Iconic, one of Australia's foremost online fashion retailers, and led the turnaround of relocation platform Movinga as CEO.
Adrian Frenzel has been appointed Global Chief Operating Officer of Organigram. In this role, Adrian will lead operational excellence across the Company’s global operations and supply chain, with an initial focus on optimizing performance, driving greater operational alignment, establishing scalable operating practices and supporting gross margin expansion across the consolidated business.
Adrian brings more than a decade of executive leadership and operating experience, serving as Managing Director and COO of Sanity Group. Previously, he held an operations consulting position at McKinsey & Company, and served as COO of Gorillas Technologies and Co-CEO of HelloFresh USA.
“Organigram has built a strong foundation and, through Sanity, established a meaningful platform in Europe. With a unified leadership team and operating structure, we are now positioned to bring these capabilities together, pursue growth with greater focus and move more quickly on opportunities across our markets,” added James Yamanaka. “I am confident in the team we have assembled and in our ability to translate this next phase of our strategy into sustainable growth and long-term value for shareholders.”
Amended Earnout Agreement
Under the amended earnout arrangement, the parties have agreed to fix the value of the Sanity Group earnout at 85% of the maximum earnout value contemplated under the original acquisition agreement, providing greater certainty regarding the remaining consideration payable in connection with the acquisition.
The earnout consideration will consist of €20 million in cash, with the remaining consideration, net of Organigram’s pre-acquisition interests and certain other deductions, of approximately €76 million payable in shares of Organigram. The number of common shares to be issued will be determined based on the 20-day volume-weighted average trading price (“VWAP”) of Organigram’s common shares on the TSX as of three days prior to the payment date, subject to a floor price of C$3.00 per share and a cap price of C$4.00 per share.
The earnout consideration will become payable as of April 1, 2027, with the actual payment date of the cash consideration and issuance of the applicable common shares to occur no later than May 1, 2027, subject to the terms and conditions of the amended agreement.
“Sanity has performed strongly since the acquisition, and its continued momentum reinforces our confidence in the growth trajectory of the business,” said Peter Amirault,

Chairman of the Board of Organigram. “Taking into account performance to date, our expectations for continued revenue and Adjusted EBITDA growth through the remaining earnout period, and the benefits of full integration, we believe fixing the earnout at 85% represents a fair and well-supported outcome. It also provides greater clarity as we move forward and creates an opportunity to further strengthen strategic alignment and execution across our global organization. With Finn focused on accelerating international growth, Adrian driving operational excellence and margin expansion across our global platform, and Tim continuing to drive our market leading commercial operation in Canada, we believe we are well positioned to build on the strengths of both organizations and drive profitable growth across Canada and international markets.”
The amended earnout agreement constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, the amended earnout agreement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as neither the fair market value of the subject matter of, nor the consideration for, the amended earnout and any connected transaction, insofar as it involves interested parties (as defined in MI 61-101), exceed 25% of the Company’s market capitalization for the purposes of MI 61-101.
ABOUT ORGANIGRAM
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its acquisition of Sanity Group, Organigram participates in the German medical cannabis market and other emerging markets within Europe.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as extending the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O' Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Through its acquisition of Sanity Group, Organigram's European brands include Vayamed, avaay, ZOIKS, Endosane Pharmaceuticals, VAAY, and Grashaus Projects. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.

FORWARD-LOOKING INFORMATION
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Specifically, statements regarding the expected benefits of the integration, the appointments and the future business prospects of Organigram are forward-looking statements. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the risk that some or all the expected benefits of the integration of Sanity fail to materialize or do not occur within the time periods anticipated by the Company, that all legal requirements in connection with the appointments are fulfilled, and the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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investors@organigram.ca

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